UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 2013

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes

	Name:	Michiel Brandjes
	Title:	Company Secretary

Date: January 31, 2013

4TH QUARTER AND FULL YEAR 2012 UNAUDITED RESULTS

•   Royal Dutch Shell’s fourth quarter 2012 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $7.3 billion compared with $6.5 billion in the same quarter a year ago. Full year 2012 CCS earnings were $27.0 billion compared with $28.6 billion in 2011.

•   Fourth quarter 2012 CCS earnings, excluding identified items (see page 4), were $5.6 billion compared with $4.8 billion in the fourth quarter 2011, an increase of 15%. Full year 2012 CCS earnings excluding identified items were $25.1 billion compared with $24.7 billion in 2011, an increase of 2%.

•   Basic CCS earnings per share excluding identified items increased by 14% versus the same quarter a year ago. Basic CCS earnings per share excluding identified items for the full year 2012 increased by 1% versus 2011.

•   Cash flow from operating activities was $9.9 billion in the fourth quarter 2012 and $46.1 billion for the full year. Excluding movements in working capital, cash flow from operating activities was $8.9 billion in the fourth quarter 2012 and $42.7 billion for the full year.

•   Gearing at the end of 2012 was 9.2% versus 13.1% at the end of 2011.

•   A fourth quarter 2012 dividend has been announced of $0.43 per ordinary share and $0.86 per American Depositary Share (ADS), an increase of 2.4% compared with the fourth quarter 2011.

•   The first quarter 2013 dividend is expected to be declared at $0.45 per share and $0.90 per ADS, an increase of 4.7% compared with the first quarter 2012.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Full year
Q4 2012	Q3 2012	Q4 2011%[1]			2012	2011	%

6,671	7,139	6,500	+3	Income attributable to shareholders	26,592	30,918	-14
623	(1,012)	(41)		Current cost of supplies (CCS) adjustment for Downstream	452	(2,293)
7,294	6,127	6,459	+13	CCS earnings	27,044	28,625	-6
1,712	(432)	1,613		Less: Identified items[2]	1,905	3,938
5,582	6,559	4,846	+15	CCS earnings excluding identified items	25,139	24,687	+2
				Of which:
4,377	4,888	5,107		Upstream	20,025	20,600
1,163	1,731	(278)		Downstream	5,311	4,274
42	(60)	17		Corporate and Non-controlling interest	(197)	(187)

9,913	9,483	6,465	+53	Cash flow from operating activities	46,140	36,771	+25

1.16	0.98	1.04	+12	Basic CCS earnings per share ($)	4.32	4.61	-6
2.32	1.96	2.08		Basic CCS earnings per ADS ($)	8.64	9.22
0.89	1.05	0.78	+14	Basic CCS earnings per share excl. identified items ($)	4.02	3.97	+1
1.78	2.10	1.56		Basic CCS earnings per ADS excl. identified items ($)	8.04	7.94

0.43	0.43	0.42	+2	Dividend per share ($)	1.72	1.68	+2
0.86	0.86	0.84		Dividend per ADS ($)	3.44	3.36

[1]	Q4 on Q4 change.
[2]	See page 4.

The information in this results announcement reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Royal Dutch Shell plc    2

Royal Dutch Shell Chief Executive Officer Peter Voser commented:

“With the first year of our 2012-2015 growth targets completed, Shell is on track for plans we set out in early 2012, despite headwinds last year.

‘Shell is competitive and innovative. We are delivering a strategy that others can’t easily repeat, with unique skills in technology and integration and a worldwide set of opportunities for new investment.”

FOURTH QUARTER 2012 PORTFOLIO DEVELOPMENTS

Upstream

In Australia, Shell completed the acquisition of Chevron’s 16.7% interest in East Browse and Chevron’s 20% interest in West Browse in exchange for Shell’s 33.3% interest in Clio-Acme and cash.

Also in Australia, Shell acquired an additional 2% interest in the Crux gas and condensate field from Nexus Energy, increasing Shell’s interest to 82%.

Front-end engineering and design contracts were awarded for the 2.5 million tonnes per annum capacity floating LNG facility and the major subsurface production facilities for the development of the Abadi LNG project (Shell share 30%) in Indonesia.

In Malaysia, Shell took the final investment decision for the development of the deep-water oil field Malikai, part of the Block G production-sharing contract (Shell share 35%), offshore Sabah. The Shell-operated project is expected to produce some 60 thousand barrels of oil equivalent per day (“boe/d”) at peak production.

Also in Malaysia, the Shell-operated deep-water Gumusut-Kakap field (Shell share 33%) commenced early oil production via a tie-back of two production wells to the nearby Kikeh production facility. This interim measure is expected to produce some 25 thousand barrels per day of oil until the Gumusut-Kakap floating production system is on stream.

In Qatar, Shell completed the ramp-up of the Pearl GTL project.

In the United Kingdom, Shell agreed to acquire 75% of Hess Corporation’s interests in the Beryl area fields and SAGE infrastructure. This transaction was completed in January 2013, lifting Shell’s production in the Beryl area fields from 9 thousand boe/d to 20 thousand boe/d.

Also in the United Kingdom, Shell agreed to acquire an additional 5.9% interest in the offshore Schiehallion field from Murphy Schiehallion Limited. Following completion of this transaction, expected in 2013, Shell’s interest in the field will be 55%.

Upstream divestment proceeds totalled some $1.7 billion in the fourth quarter 2012. Divestments mainly included Shell’s 30% interest in Oil Mining Lease 30 (Shell share of production 11 thousand boe/d) in the Niger Delta, Shell’s 50% interest in the Holstein field (Shell share of production 5 thousand boe/d) in the Gulf of Mexico and Shell’s interest in the Seal area (Shell share of production 2 thousand boe/d) within the Peace River oil sands of Alberta, Canada.

During the fourth quarter 2012, Shell participated in the Arnhem-1, Pinhoe-1 (Shell share 50%) gas discoveries in the outer Exmouth and the Satyr-4 (Shell share 25%) gas discovery in the Gorgon area offshore Australia and the Zabazaba-3 oil discovery (Shell share 50%) offshore Nigeria. Shell also had successful drilling programmes in liquids-rich shales in North America and coal bed methane in Australia.

As part of its global exploration programme Shell added new acreage positions during the fourth quarter 2012, including the Zitong tight-gas block onshore China, deep-water positions in the Gulf of Mexico and offshore New Zealand. New acreage positions were also added offshore Canada, Colombia and Malaysia, onshore Egypt, Russia and in liquids-rich shales in North America.

Royal Dutch Shell plc    3

Downstream

In Poland, Shell agreed to acquire Neste Oil Corporation’s network of 105 retail sites. The transaction, which is subject to regulatory approvals, is expected to be completed in 2013.

Downstream divestment proceeds totalled some $0.2 billion. Divestments mainly included Shell’s LPG business in Malaysia and the majority of Shell’s shareholding in its downstream businesses in Botswana, Kenya and Namibia.

KEY FEATURES OF THE FOURTH QUARTER AND FULL YEAR 2012

•	Fourth quarter 2012 CCS earnings (see Note 1) were $7,294 million, 13% higher than in the same quarter a year ago. Full year 2012 CCS earnings were $27,044 million, 6% lower than in 2011.

•

Fourth quarter 2012 CCS earnings excluding identified items (see page 4) were $5,582 million compared with $4,846 million in the fourth quarter 2011, an increase of 15%. Full year 2012 CCS earnings excluding identified items were $25,139 million, 2% higher than in 2011.

•	Basic CCS earnings per share increased by 12% versus the same quarter a year ago. Full year 2012 basic CCS earnings per share decreased by 6% compared with 2011.

•

Basic CCS earnings per share excluding identified items increased by 14% versus the same quarter a year ago. Full year 2012 basic CCS earnings per share excluding identified items increased by 1% compared with 2011.

•

Cash flow from operating activities for the fourth quarter 2012 was $9.9 billion, compared with $6.5 billion in the same quarter last year. Excluding movements in working capital, cash flow from operating activities in the fourth quarter 2012 was $8.9 billion, compared with $7.2 billion in the same quarter last year.

Full year 2012 cash flow from operating activities was $46.1 billion, compared with $36.8 billion in 2011. Excluding movements in working capital, cash flow from operating activities in 2012 was $42.7 billion, compared with $43.2 billion in 2011.

•

Net capital investment (see Note 1) for the fourth quarter 2012 was $10.9 billion, bringing the full year 2012 total to $29.8 billion. Capital investment was $12.8 billion for the fourth quarter 2012 and $36.8 billion for the full year. Proceeds from divestments were $1.9 billion for the fourth quarter 2012 and $7.0 billion for the full year.

•	Return on average capital employed (see Note 3) for 2012 on a reported income basis was 12.7%.

•	Gearing was 9.2% at the end of 2012 versus 13.1% at the end of 2011.

•

Total dividends distributed in the fourth quarter 2012 were $2.8 billion, of which some $1.1 billion were settled by issuing some 34.2 million Class A shares under the Scrip Dividend Programme for the third quarter 2012. Under our share buyback programme some 13.0 million Class B shares were bought back for cancellation during the quarter for a consideration of $0.5 billion.

Total dividends distributed in the full year 2012 were $11.0 billion, of which some $3.6 billion were settled by issuing some 103.8 million Class A shares under the Scrip Dividend Programme. Some 43.7 million Class B shares were bought back for cancellation during 2012 for a consideration of $1.5 billion.

Royal Dutch Shell plc    4

•

When final volumes are reported in the 2012 Annual Report and Form 20-F, Shell expects that proved oil and gas reserves additions before taking into account production on an SEC basis will be around 0.5 billion boe.

With 2012 production of some 1.2 billion boe, our headline proved Reserves Replacement Ratio for the year on an SEC basis is expected to be around 44%. Our Organic Reserves Replacement Ratio, which excludes the impact of oil and gas price movements in the year (mainly due to low gas prices in North America), acquisitions and divestments, is expected to be around 85%.

At the end of 2012, total proved reserves on an SEC basis are expected to be around 13.6 billion boe, after taking into account 2012 production.

The 3 year average headline proved Reserves Replacement Ratio on an SEC basis is expected to be around 84%. Our 3 year average Organic Reserves Replacement Ratio, which excludes the impact of oil and gas price movements in the year, acquisitions and divestments, is expected to be around 115%.

Further information will be provided in our Annual Report and Form 20-F, which is expected to be filed in March 2013.

•	Supplementary financial and operational disclosure for the fourth quarter 2012 is available at www.shell.com/investor.

SUMMARY OF IDENTIFIED ITEMS

Earnings in the fourth quarter 2012 reflected the following items, which in aggregate amounted to a net gain of $1,712 million (compared with a net gain of $1,613 million in the fourth quarter 2011), as summarised in the table below:

•

Upstream earnings included a net gain of $1,801 million, reflecting gains of $1,756 million mainly related to divestments, and the mark-to-market valuation of certain gas contracts (see Note 2). Upstream earnings for the fourth quarter 2011 included a net gain of $1,458 million.

•

Downstream earnings included a net charge of $89 million, reflecting losses related to divestments, partly offset by a tax credit. Downstream earnings for the fourth quarter 2011 included a net gain of $34 million.

•

Corporate results and Non-controlling interest did not include any identified items in the fourth quarter of 2012. Corporate results and Non-controlling interest for the fourth quarter 2011 included a net gain of $121 million.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2012	Q3 2012	Q4 2011		2012	2011
			Segment earnings impact of identified items:
1,801	(298)	1,458	Upstream	2,137	3,855
(89)	(134)	34	Downstream	39	15
—	—	121	Corporate and Non-controlling interest	(271)	68
1,712	(432)	1,613	Earnings impact	1,905	3,938

These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s CCS earnings and are shown to provide additional insight into segment earnings and income attributable to shareholders. Further comments on the business segments are provided in the section ‘Earnings by Business Segment’ on pages 5 to 7.

Royal Dutch Shell plc    5

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Full year
Q4 2012	Q3 2012	Q4 2011%[1]			2012	2011	%

4,377	4,888	5,107	-14	Upstream earnings excluding identified items	20,025	20,600	-3
6,178	4,590	6,565	-6	Upstream earnings	22,162	24,455	-9

6,165	8,278	6,485	-5	Upstream cash flow from operating activities	33,061	30,579	+8

9,323	6,932	7,363	+27	Upstream net capital investment	25,320	19,083	+33

1,640	1,599	1,644	—	Liquids production available for sale (thousand b/d)	1,633	1,666	-2
10,288	8,022	9,633	+7	Natural gas production available for sale (million scf/d)	9,449	8,986	+5
3,414	2,982	3,305	+3	Total production available for sale (thousand boe/d)	3,262	3,215	+1

5.49	4.97	4.84	+13	Equity LNG sales volumes (million tonnes)	20.20	18.83	+7

[1]	Q4 on Q4 change

Fourth quarter Upstream earnings excluding identified items were $4,377 million compared with $5,107 million a year ago. Identified items were a net gain of $1,801 million, compared with a net gain of $1,458 million in the fourth quarter 2011 (see page 4).

Compared with the fourth quarter 2011, Upstream earnings excluding identified items benefited from the contribution of Integrated Gas, reflecting the ramp-up of Pearl GTL in Qatar, higher equity LNG sales volumes and realisations as well as increased LNG trading contributions. Earnings were lower than in the fourth quarter 2011 mainly due to increased operating expenses, higher depreciation and higher exploration expenses. Earnings were also impacted by lower liquids and synthetic crude oil realisations in the Americas, which incurred a loss.

Global liquids realisations were 1% lower than in the fourth quarter 2011. In Canada, synthetic crude oil realisations were 19% lower than in the same period last year. Global natural gas realisations were 3% higher than in the same quarter a year ago, with a 4% decrease in the Americas and a 3% increase outside the Americas.

Fourth quarter 2012 production was 3,414 thousand boe/d compared with 3,305 thousand boe/d a year ago, an increase of 3%. Liquids production was in line with the fourth quarter 2011, while natural gas production increased by 7%.

New field start-ups and the continuing ramp-up of fields, in particular Pearl GTL in Qatar and Pluto LNG in Australia, contributed some 235 thousand boe/d to production in the fourth quarter 2012, which more than offset the impact of field declines.

Equity LNG sales volumes of 5.49 million tonnes were 13% higher than in the same quarter a year ago. Equity LNG sales volumes reflected the contribution from Pluto LNG and higher volumes from Qatargas 4 LNG.

Full year Upstream earnings excluding identified items were $20,025 million compared with $20,600 million in 2011. Identified items were a net gain of $2,137 million, compared with a net gain of $3,855 million in 2011.

Compared with 2011, Upstream earnings excluding identified items benefited from the contribution of Integrated Gas, reflecting the ramp-up of Pearl GTL in Qatar, higher LNG realisations as well as increased LNG trading contributions and equity LNG sales volumes. Earnings also reflected higher gas realisations outside the Americas. These items were more than offset by reduced contributions of the Americas, mainly as a result of higher depreciation, increased operating expenses, higher exploration expenses and lower gas realisations.

Royal Dutch Shell plc    6

Global liquids realisations were 1% higher than in 2011. In Canada, synthetic crude oil realisations were 11% lower than in 2011. Global natural gas realisations were 1% higher than in 2011, with a 31% decrease in the Americas and a 9% increase outside the Americas.

Full year 2012 production was 3,262 thousand boe/d compared with 3,215 thousand boe/d for 2011. Liquids production was down 2% and natural gas production increased by 5% compared with 2011. Excluding the impact of divestments and exits, production volumes in 2012 were 3% higher than in 2011.

New field start-ups and the continuing ramp-up of fields, in particular the ramp-up of Pearl GTL in Qatar and Pluto LNG in Australia, contributed some 225 thousand boe/d to production in 2012, which more than offset the impact of field declines.

Equity LNG sales volumes of 20.20 million tonnes were 7% higher than in 2011, mainly reflecting the successful ramp-up of Qatargas 4 LNG in Qatar and the start-up of Pluto LNG in Australia.

DOWNSTREAM

Quarters				$ million	Full year
Q4 2012	Q3 2012	Q4 2011%[1]			2012	2011	%

1,163	1,731	(278)	—	Downstream CCS earnings excluding identified items	5,311	4,274	+24
1,074	1,597	(244)	—	Downstream CCS earnings	5,350	4,289	+25

4,303	335	324	—	Downstream cash flow from operating activities	11,111	4,921	+126

1,471	1,051	2,362	-38	Downstream net capital investment	4,275	4,342	-2

2,804	2,880	2,666	+5	Refinery processing intake (thousand b/d)	2,819	2,845	-1

6,367	6,290	6,155	+3	Oil products sales volumes (thousand b/d)	6,235	6,196	+1

4,620	4,699	4,440	+4	Chemicals sales volumes (thousand tonnes)	18,669	18,831	-1

[1]	Q4 on Q4 change

Fourth quarter Downstream earnings excluding identified items were $1,163 million compared with a loss of $278 million in the fourth quarter 2011. Identified items were a net charge of $89 million, compared with a net gain of $34 million in the fourth quarter 2011 (see page 4).

Compared with the fourth quarter 2011, Downstream earnings excluding identified items benefited from higher realised refining margins and Shell’s improved operating performance, as well as increased contributions from marketing and trading. Chemicals earnings were lower, mainly as a result of higher operating expenses and, in the United States, supply constraints of advantaged feedstock.

Oil products sales volumes were 3% higher compared with the same period a year ago, mainly as a result of increased trading volumes.

Chemicals sales volumes increased by 4% compared with the same quarter last year, due to improved operating performance and demand. Chemicals manufacturing plant availability was 91% compared with 86% in the fourth quarter 2011, mainly due to lower planned maintenance activities.

Refinery intake volumes were 5% higher compared with the fourth quarter 2011. Excluding portfolio impacts, refinery intake volumes were 8% higher than in the same period a year ago. Refinery availability was 92%, in line with the fourth quarter 2011.

In the United States, the crude distillation unit at the expansion of Motiva’s refinery (Shell share 50%) in Port Arthur, Texas was restarted in January 2013 and is expected to ramp-up during early 2013.

Full year Downstream earnings excluding identified items were $5,311 million compared with $4,274 million in 2011. Identified items were a net gain of $39 million, compared with a net gain of $15 million in 2011.

Royal Dutch Shell plc    7

Compared with 2011, Downstream earnings excluding identified items reflected higher realised refining margins and lower operating expenses, mainly as a result of favourable currency exchange rate effects. Trading contributions were lower, while marketing contributions were broadly in line with 2011. Chemicals earnings were lower, mainly as a result of the impact of the global economic slowdown and, in the United States, supply constraints of advantaged feedstock and the impact of hurricane Isaac on operations.

Oil products sales volumes were 1% higher compared with 2011. Lower marketing volumes, mainly as a result of portfolio divestments, were more than offset by higher trading volumes. Excluding the impact of divestments and the effect of the formation of the Raízen joint venture, sales volumes were 3% higher than in 2011.

Chemicals sales volumes were 1% lower compared with 2011, as reductions in European manufacturing capacity and rationalisation of the contract portfolio were largely offset by improved operating performance. Chemicals manufacturing plant availability increased to 91% compared with 89% in 2011.

Refinery intake volumes were 1% lower compared with 2012. Excluding portfolio impacts, refinery intake volumes were 4% higher than in 2011. Refinery availability increased to 93% compared with 92% in 2011.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Full year
Q4 2012	Q3 2012	Q4 2011		2012	2011

42	(60)	17	Corporate and Non-controlling interest excl. identified items	(197)	(187)
			Of which:
76	15	24	Corporate	25	63
(34)	(75)	(7)	Non-controlling interest	(222)	(250)

42	(60)	138	Corporate and Non-controlling interest	(468)	(119)

Fourth quarter Corporate results and Non-controlling interest excluding identified items were $42 million compared with $17 million in the same period of 2011. Identified items in the fourth quarter 2011 were a net gain of $121 million (see page 4).

Corporate results excluding identified items compared with the fourth quarter 2011 mainly reflected favourable currency exchange rate effects and higher tax credits, partly offset by higher net interest expense.

Full year Corporate results and Non-controlling interest excluding identified items were a loss of $197 million compared with a loss of $187 million in 2011. Identified items were a net charge of $271 million, compared with a net gain of $68 million in 2011.

Corporate results excluding identified items compared with 2011 mainly reflected higher net interest expense and increased operating expenses, which were largely offset by higher tax credits and favourable currency exchange rate effects.

FORTHCOMING EVENTS

First quarter 2013 results and first quarter 2013 dividend are scheduled to be announced on May 2, 2013. Second quarter 2013 results and second quarter 2013 dividend are scheduled to be announced on August 1, 2013. Third quarter 2013 results and third quarter 2013 dividend are scheduled to be announced on October 31, 2013.

Royal Dutch Shell plc    8

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Full year
Q4 2012	Q3 2012	Q4 2011%[1]			2012	2011	%
118,047	112,118	115,575		Revenue	467,153	470,171
2,127	2,367	2,233		Share of profit of equity-accounted investments	8,948	8,737
2,437	944	1,320		Interest and other income	5,599	5,581
122,611	115,429	119,128		Total revenue and other income	481,700	484,489
93,350	87,265	91,865		Purchases	369,725	370,044
7,339	6,513	6,993		Production and manufacturing expenses	26,280	26,458
3,759	3,709	3,706		Selling, distribution and administrative expenses	14,616	14,335
419	311	404		Research and development	1,314	1,125
1,167	713	825		Exploration	3,104	2,266
3,835	3,875	3,243		Depreciation, depletion and amortisation	14,615	13,228
379	415	287		Interest expense	1,757	1,373
12,363	12,628	11,805	+5	Income before taxation	50,289	55,660	-10
5,664	5,389	5,337		Taxation	23,449	24,475
6,699	7,239	6,468	+4	Income for the period	26,840	31,185	-14
28	100	(32)		Income attributable to non-controlling interest	248	267
6,671	7,139	6,500	+3	Income attributable to Royal Dutch Shell plc shareholders	26,592	30,918	-14

[1]	Q4 on Q4 change.

EARNINGS PER SHARE

Quarters			$	Full year
Q4 2012	Q3 2012	Q4 2011		2012	2011
1.06	1.14	1.04	Basic earnings per share	4.25	4.98
1.06	1.14	1.04	Diluted earnings per share	4.24	4.97

SHARES[1]

Quarters			Million	Full year
Q4 2012	Q3 2012	Q4 2011		2012	2011
			Weighted average number of shares as the basis for:
6,282.8	6,266.3	6,231.3	Basic earnings per share	6,261.2	6,212.5
6,289.2	6,273.9	6,241.0	Diluted earnings per share	6,267.8	6,221.7

6,305.9	6,284.8	6,220.1	Shares outstanding at the end of the period	6,305.9	6,220.1

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each.

Royal Dutch Shell plc    9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2012	Q3 2012	Q4 2011		2012	2011
6,699	7,239	6,468	Income for the period	26,840	31,185
			Other comprehensive income, net of tax:
140	2,424	(1,310)	Currency translation differences	1,644	(3,328)
(683)	(97)	1,671	Unrealised gains/(losses) on securities	(815)	1,684
101	(187)	(133)	Cash flow hedging gains/(losses)	31	(222)
(179)	27	(39)	Share of other comprehensive income/(loss) of equity-accounted investments	(222)	60
(621)	2,167	189	Other comprehensive income/(loss) for the period	638	(1,806)
6,078	9,406	6,657	Comprehensive income for the period	27,478	29,379
46	132	(603)	Comprehensive income/(loss) attributable to non-controlling interest	300	(348)
6,032	9,274	7,260	Comprehensive income attributable to Royal Dutch Shell plc shareholders	27,178	29,727

Royal Dutch Shell plc    10

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2012	536	(2,990)	8,984	162,987	169,517	1,486	171,003
Comprehensive income for the period	—	—	586	26,592	27,178	300	27,478
Capital contributions from, and other changes in, non-controlling interest	—	—	—	39	39	(61)	(22)
Dividends paid	—	—	—	(10,955)	(10,955)	(292)	(11,247)
Scrip dividends[1]	9	—	(9)	3,565	3,565	—	3,565
Repurchases of shares[2]	(3)	—	3	(1,728)	(1,728)	—	(1,728)
Shares held in trust: net sales/(purchases) and dividends received	—	703	—	150	853	—	853
Share-based compensation	—	—	457	(432)	25	—	25
At December 31, 2012	542	(2,287)	10,021	180,218	188,494	1,433	189,927

[1]	During 2012 some 103.8 million Class A shares, equivalent to $3.6 billion, were issued under the Scrip Dividend Programme.
[2]	Includes shares committed to repurchase at December 31, 2012.

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2011	529	(2,789)	10,094	140,179	148,013	1,767	149,780
Comprehensive income for the period	—	—	(1,191)	30,918	29,727	(348)	29,379
Capital contributions from, and other changes in, non-controlling interest	—	—	—	41	41	505	546
Dividends paid	—	—	—	(10,457)	(10,457)	(438)	(10,895)
Scrip dividends[1]	10	—	(10)	3,580	3,580	—	3,580
Repurchases of shares	(3)	—	3	(1,106)	(1,106)	—	(1,106)
Shares held in trust: net sales/(purchases) and dividends received	—	(201)	—	142	(59)	—	(59)
Share-based compensation	—	—	88	(310)	(222)	—	(222)
At December 31, 2011	536	(2,990)	8,984	162,987	169,517	1,486	171,003

[1]	During 2011 some 104.6 million Class A shares, equivalent to $3.6 billion, were issued under the Scrip Dividend Programme.

Royal Dutch Shell plc    11

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011

Assets
Non-current assets:
Intangible assets	4,470	4,478	4,521
Property, plant and equipment	172,293	162,401	152,081
Equity-accounted investments	38,350	39,033	37,990
Investments in securities	4,867	5,492	5,492
Deferred tax	4,045	4,246	4,732
Retirement benefits	12,575	12,461	11,408
Trade and other receivables	8,991	10,070	9,256
	245,591	238,181	225,480

Current assets:
Inventories	30,781	32,358	28,976
Trade and other receivables	65,403	70,972	79,509
Cash and cash equivalents	18,550	18,839	11,292
	114,734	122,169	119,777

Total assets	360,325	360,350	345,257

Liabilities
Non-current liabilities:
Debt	29,921	28,078	30,463
Trade and other payables	4,175	4,322	4,921
Deferred tax	15,590	16,107	14,649
Retirement benefits	6,298	6,169	5,931
Decommissioning and other provisions	17,435	16,262	15,631
	73,419	70,938	71,595

Current liabilities:
Debt	7,833	8,280	6,712
Trade and other payables	72,839	77,550	81,846
Taxes payable	12,684	14,869	10,606
Retirement benefits	402	399	387
Decommissioning and other provisions	3,221	3,131	3,108
	96,979	104,229	102,659

Total liabilities	170,398	175,167	174,254

Equity attributable to Royal Dutch Shell plc shareholders	188,494	183,785	169,517

Non-controlling interest	1,433	1,398	1,486

Total equity	189,927	185,183	171,003

Total liabilities and equity	360,325	360,350	345,257

Royal Dutch Shell plc    12

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2012	Q3 2012	Q4 2011		2012	2011

			Cash flow from operating activities
6,699	7,239	6,468	Income for the period	26,840	31,185
			Adjustment for:
5,966	5,385	5,816	- Current taxation	22,722	23,009
324	362	275	- Interest expense (net)	1,543	1,164
3,835	3,875	3,243	- Depreciation, depletion and amortisation	14,615	13,228
(2,083)	(428)	(1,150)	- Net gain on sales of assets	(4,228)	(4,485)
994	(2,209)	(688)	- Decrease/(increase) in net working capital	3,391	(6,471)
(2,127)	(2,367)	(2,233)	- Share of profit of equity-accounted investments	(8,948)	(8,737)
2,655	2,537	3,196	- Dividends received from equity-accounted investments	10,573	9,681
(365)	(75)	(159)	- Deferred taxation and decommissioning and other provisions	461	1,768
553	(205)	(550)	- Other	201	(949)
16,451	14,114	14,218	Net cash from operating activities (pre-tax)	67,170	59,393

(6,538)	(4,631)	(7,753)	Taxation paid	(21,030)	(22,622)

9,913	9,483	6,465	Net cash from operating activities	46,140	36,771

			Cash flow from investing activities
(10,674)	(8,413)	(9,914)	Capital expenditure	(32,576)	(26,301)
(217)	(789)	(315)	Investments in equity-accounted investments	(3,028)	(1,886)
1,513	786	1,175	Proceeds from sales of assets	6,346	6,990
415	56	43	Proceeds from sales of equity-accounted investments	698	468
(30)	(26)	83	Proceeds from sales/(purchases) of securities (net)	(86)	90
53	47	11	Interest received	193	196
(8,940)	(8,339)	(8,917)	Net cash used in investing activities	(28,453)	(20,443)

			Cash flow from financing activities
(467)	507	(841)	Net (decrease)/increase in debt with maturity period within three months	(165)	(3,724)
1,813	2,551	5	Other debt: New borrowings	5,108	1,249
(278)	(182)	(585)	Repayments	(4,960)	(4,649)
(283)	(352)	(470)	Interest paid	(1,428)	(1,665)
25	(10)	11	Change in non-controlling interest	23	8
			Cash dividends paid to:
(1,634)	(1,973)	(1,688)	- Royal Dutch Shell plc shareholders	(7,390)	(6,877)
(26)	(164)	(64)	- Non-controlling interest	(292)	(438)
(453)	(149)	(289)	Repurchases of shares	(1,492)	(1,106)
(43)	(93)	(1,342)	Shares held in trust: net sales/(purchases) and dividends received	(34)	(929)
(1,346)	135	(5,263)	Net cash used in financing activities	(10,630)	(18,131)

84	278	(249)	Currency translation differences relating to cash and cash equivalents	201	(349)
(289)	1,557	(7,964)	Increase/(decrease) in cash and cash equivalents	7,258	(2,152)

18,839	17,282	19,256	Cash and cash equivalents at beginning of period	11,292	13,444

18,550	18,839	11,292	Cash and cash equivalents at end of period	18,550	11,292

Royal Dutch Shell plc    13

EXPLANATORY NOTES

1. Basis of preparation

The unaudited quarterly and full year financial report and tables of Royal Dutch Shell plc and its subsidiaries (collectively known as Shell) are prepared on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2011 (pages 105 to 110) as filed with the U.S. Securities and Exchange Commission.

The financial information presented does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2011 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or (3) of the Companies Act 2006.

Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings thus exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment information is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

2. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in the quarterly results.

3. Return on average capital employed

Return on average capital employed measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, return on average capital employed is defined as the income for the year adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

Royal Dutch Shell plc    14

CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Shell’s Annual Report and Form 20-F for the year ended December 31, 2011 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, January 31, 2013. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

We may have used certain terms, such as “Organic Reserves Replacement Ratio”, in this report that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

January 31, 2013

CONTACTS:

•	Investor Relations International + 31 (0) 70 377 4540; North America +1 713 241 1042

•	Media International: +44 (0) 207 934 5550; USA +1 713 241 4544